Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2025 of Kolibri Global Energy Inc. (“Annual Report on Form 40-F”) of our report dated March 19, 2026, relating to the consolidated financial statements of Kolibri Global Energy Inc., as of December 31, 2025 and 2024 and for the years then ended, which report is included in Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement of Kolibri Global Inc. on Form S-8 (File No. 333-279955) of our report dated March 19, 2026, with respect to our audit of the consolidated financial statements of Kolibri Global Energy Inc. as of December 31, 2025 and 2024 and for the years then ended, which report is included in Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F. We also consent to reference to us under the heading “Auditors” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ BDO USA, P.C.

Houston, Texas

March 19, 2026